OMEGA BRANDS INC.

5005 Interbay Blvd

Tampa, FL 33611

June 29, 2015

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Mara L. Ransom
Assistant Director

Dear Mesdames, Sirs:

Re:	Omega Brands Inc. (“the Company”)
Form 8-K
Filed March 27, 2015
File No. 000-55216

We write in response to your letter dated April 13, 2015 regarding the Company’s above referenced Form 8-K filed March 27, 2015. We advise that we have filed an extensive amendment to the Form 8-K indicating that we remain a shell company following closing of the Purchase and Sale Agreement therein disclosed. Consequently, the amended 8-K redacts all information that would have been required by Sections 2.01(f) and 9.01 of Form 8-K as a result of a change in our shell status.

The amendment results from a re-assessment by our company of the assets ultimately acquired upon closing of the Purchase and Sale Agreement. The original intent of the transaction was to acquire an active business segment related to the Omega InfusionTM line of beverages, including product inventories, accounts receivable, and slotting, sales and distribution agreements. Upon closing, however, we became aware that no such inventories, accounts, or agreements remained, all production, sales and distribution of the Omega InfusionTM beverages had been idled, and any residual value of the assets acquired had been written-down by the sellers. The discreet assets ultimately acquired in the transaction were limited to certain trade-names, trade secrets, trademarks, and internet domains having a nominal aggregate value which was reflected in the $1 purchase price. Moreover, the financial results of MCT Beverage Company which were erroneously cited in the Form 8-K filed on March 27, 2015 were not indicative of the assets acquired. Significant additional investment will be required by our company in order to initiate any production and distribution of products related to the intangible assets acquired.

In light of the foregoing, we do not believe that the acquisition reported on March 27, 2015 constitutes the acquisition of a business pursuant to Rule 11-01(d) of Regulation S-X or ASC 805-10, or the acquisition of a predecessor entity as defined in Regulation C, Rule 405.

While we trust that the foregoing information and corresponding Form 8-K/A are satisfactory, please do not hesitate to contact the undersigned if you require additional information.

Yours truly,

OMEGA BRANDS INC.

Per:	/s/ Richard Russell
Richard Russell,
Chief Financial Officer and Director.